SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

HDFC BANK LIMITED
(Translation of registrant’s name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes [ ]	No [X]

SIGNATURES
EXHIBIT INDEX
Letter addressed to The Stock Exchange

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

Dated: 15th April 2003	By:	/s/ Vinod Yennemadi Name: Vinod Yennemadi Title: Country Head — Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Letter addressed to The Stock Exchange, Mumbai declaring the audited results for the year ended 31st March, 2003, segment reporting, summarised balance sheet as on 31st March, 2003 and the press release thereof, recommendation of dividend of 30% for the year ended 31st March, 2003 and granting of stock options to employees of the Bank and Directors subject to the approval of the Shareholders of the Bank.